1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 15, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/01/23 :	Discharge of representative of juristic-person director
99.02	Announcement on 2019/01/29 :	Board resolution approving donation to related parties
99.03	Announcement on 2019/02/13:	New appointment of Representative Juristic-Person Director
99.04	Announcement on 2019/02/15 :	The Company to participate in investor conference held by JPMorgan
99.05	Announcement on 2019/02/15 :	Chunghwa Telecom announces its operating results for January 2019

99.06	Announcement on 2019/02/15 :	January 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Discharge of representative of juristic-person director

Date of events: 2019/01/23

Contents:

1.Date of occurrence of the change:2019/01/23

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person:Chen-Yuan Chang,the Director General of Taiwan Railways Administration, MOTC.

4.Name and resume of the replacement:None

5.Reason for the change:discharge

6.Original term (from __________ to __________):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:None

8.Any other matters that need to be specified:None

EXHIBIT 99.02

Board resolution approving donation to related parties

Date of events: 2019/01/29

Contents:

1.Date of occurrence of the event:2019/01/29

2.The reason for the donation:The company will donate extra NT$2.88 million to the Tourism Bureau, Ministry of Transportation and Communications.

3.The total amount of the donation:NT$2.88 million

4.Counterparty to the donation:Tourism Bureau, Ministry of Transportation and Communications

5.Relationship to the Company:Government agency

6.Name and resume of the independent director that expressed objection or reservation:None

7.Contents of the objection or reservation:None

8.Any other matters that need to be specified:None

EXHIBIT 99.03

New appointment of Representative Juristic-Person Director

Date of events: 2019/02/13

Contents:

1.Date of occurrence of the change:2019/02/13

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person:Chen-Yuan Chang,the Director General of Taiwan Railways Administration, MOTC., discharged on Jan. 23

4.Name and resume of the replacement:Yu-Lin Huang, Political Deputy Minister, Ministry of Transportation and Communications

5.Reason for the change:In accordance with the provisions set forth in Item 3, Article 27 of the Company Act.

6.Original term (from __________ to __________):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2019/02/13

8.Any other matters that need to be specified:None

EXHIBIT 99.04

The Company to participate in investor conference held by JPMorgan

Date of events: 2019/02/15

Contents:

1.Date of the investor conference: 2019/02/18

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by JPMorgan

5.The presentation of the investor conference release:Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Yes, please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified:None

EXHIBIT 99.05

Chunghwa Telecom announces its operating results for January 2019

Date of events: 2019/02/15

Contents:

1.Date of occurrence of the event:2019/02/15

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for January 2019 was NT$ 17.63 billion, a 3.1 % decrease year-over-year, mainly due to the decline of mobile service revenue owing to market competition and the decrease of mobile sales revenue, which offset the increase of ICT project revenue, Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 14.06 billion, a 1.7 % decrease year-over-year, mainly due to the decrease of cost of goods sold. Operating income was NT$ 3.57 billion, an 8.2 % decrease year-over-year. Income before tax was NT$ 3.57 billion, an 8.7 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.80 billion, an 8.4% decrease year-over-year. EPS was NT$ 0.36. In addition, revenue, operating income, pretax income and EPS all fell in the range of our first-quarter guidance.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.06

Chunghwa Telecom

February 15, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Jan.	Net sales	17,629,710	18,196,550	(-)566,840	(-)3.12%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,904,039

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	252,226
	Fair Value	942
	The amount of unrealized gain(loss) recognized this year	1,838

Settled Position	Total amount of contract	0
	The amount of realized gain(loss) recognized this year	0

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	192,309
	Fair Value	2,081
	The amount of unrealized gain(loss) recognized this year	1,012

Settled Position	Total amount of contract	17,841
	The amount of realized gain(loss) recognized this year	9

b Trading purpose : None